[EVERSHEDS-SUTHERLAND (US) LLP]

LORNA J. MACLEOD

DIRECT LINE: 202-383-0817

E-mail: lornamacleod@eversheds-sutherland.com

October 10, 2018

Via EDGAR and E-mail

Frank A. Buda, Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Athene Annuity and Life Company Registration Statement on Form S-1

File No. 333-225544

Dear Mr. Buda:

On behalf of Athene Annuity and Life Company (the “Company”), we are responding to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to counsel for the Company via correspondence dated August 7, 2018. This response letter accompanies the filing with the Commission of Pre-effective Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement for certain single purchase payment index-linked deferred annuity contracts (the “Contracts”) under the Securities Act of 1933.

The Amendment incorporates changes described in this letter in response to the Staff’s comments. For your convenience, each Staff comment is set forth below, followed by the Company’s response.

General

1.	Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: Comment acknowledged. Where disclosure has been revised in one location in response to a Staff comment, revisions have been made elsewhere in the prospectus where similar disclosure appears.

2.

The staff notes that the registration statement has omitted information from several sections of the prospectus, an appendix, and several exhibits. Please confirm that all missing information, including all exhibits, will be provided in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

Response: All required disclosure and exhibits that are missing from this Amendment will be added to the Registration Statement by another pre-effective amendment, before the Company requests acceleration.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Frank A. Buda, Attorney-Advisor October 10, 2018 Page 2

Cover Page

3.

In the second paragraph and elsewhere, the disclosure refers to returns as “Interest Credits.” Since returns under the Contract can be positive or negative, please eliminate the references to negative credits as “Interest Credits” both here and throughout the prospectus, or explain why the term “Interest” is not misleading in the case of negative adjustments.

Response: The defined term “Segment Credits” has replaced the term “Interest Credits” wherever the term appears in the registration statement.

4.

Please add that there are no Index-Linked Segment Options in which an investor’s principal is protected (i.e., not subject to a negative return if the value of the Index declines during the Segment Term)

Response: The Cover Page already clearly discloses that Contract owners may lose money on the Index-Linked Segment Options, including principal and previously credited Segment Credits. Because the requested statement does not take into account the availability of Fixed Segment Options, which do protect investor’s principal, including such additional statement on the Cover Page where all Segment Options are listed may confuse Contract owners. For these reasons, the requested statement has not been added to the Cover Page.

5.	Please add, at the end of the first sentence of the fourth paragraph, the following language: “including your principal and previously-credited Interest Credits” or language to that effect.

Response: The language has been added as requested.

6.

In the fourth paragraph, please disclose that the application of the Equity Adjustment and the Interest Adjustment may reduce the Interim Value by more than the applicable Floor Rate. Please also disclose how these adjustments could affect the amounts in a Buffer Rate Option.

Response: Language clarifying the impact of the Equity Adjustment and the Interest Adjustment on amounts received by the Contract owner has been added as requested.

7.	When cross-referencing to the “Contract Risk Factors” discussion, please include the page number in the prospectus where the Contract Risk Factors appear. See Item 501(b)(5) of Regulation S-K.

Response: As requested, the number of the page on which disclosure of “Contract Risk Factors” begins has been added.

Glossary

8.	Please define the term “Bailout Rate” and capitalize throughout.

Response: “Bailout Rate” has been added to the Glossary as a defined term and capitalized throughout the prospectus.

9.

Please revise the definition of Buffer Rate to clarify or explain what it means for the Company to “absorb” the amount of any negative Index Change. Please also make relevant changes elsewhere in the prospectus where this language is used.

Frank A. Buda, Attorney-Advisor October 10, 2018 Page 3

Response: The definition of “Buffer Rate” has been revised to explain that a negative Segment Credit will apply for any negative Index Change or Aggregate Index Change, as relevant, in excess of the Buffer Rate. Similar revisions have been made elsewhere in the prospectus where disclosure describes how the Buffer Segment Options work.

10.	In the definition of Index Price, please identify the third-party source and the time at which the closing price is determined.

Response: Disclosure has been revised to state that the index provider determines and publishes the price of the Reference Index at the end of each Business Day.

11.

Please revise the definition of Interest Credit in plain English to explain what Interest Credit is, how it is calculated, and how it affects the Segment Value. Please also revise the definition consistent with comment 3 above regarding use of the word “Interest Credit” to refer to negative returns.

Response: As noted in response to Comment No. 3, “Segment Credits” has replaced “Interest Credits” as a defined term. In addition, the definition of “Segment Credits” has been revised to provide separate descriptions how Segment Credits are determined and applied to Fixed Segment Options and Index-Linked Segment Options and whether such “Segment Credits” may be negative.

12.

In the definition of Interest Adjustment, please add the following language at the end of the first sentence: “including on a Segment End Date.” Please supplementally explain your basis for making this adjustment to Withdrawals that occur on a Segment End Date. Please also supplementally explain why this adjustment is not made after the first six years.

Response: Language has been added to the end of the first sentence in the definition of “Interest Adjustment” as requested.

The Interest Adjustment is similar to a market value adjustment (MVA) on a fixed annuity. When a Contract is issued, the Company invests in fixed income assets with an approximate maturity of six years to support its obligations under the Contract. The Interest Adjustment aligns proceeds that the Company pays on Withdrawals and surrenders of the Contract with the market value of the types of fixed income assets that the Company must sell to fund Withdrawals and surrenders taken during the first six years of the Contract. After the first six Contract Years when the Withdrawal Charge no longer applies, the Company chooses to bear risks associated with any change in market value of the fixed income assets that support its obligations under the Contract.

13.

Please revise the definition of Participation Rate in plain English. Additionally, since the Participation Rate can never be less than 100%, please reference the Minimum Participation Rate in the definition.

Response: The definition of “Participation Rate” has been revised as requested and now specifies that the rate will not be less than 100%.

14.

In the definition of Segment Fee, the disclosure states that the fee is deducted from a Segment Option’s Segment Value during the Accumulation Phase “when the Segment Value for that Segment Option is positive.” Please explain the meaning of the quoted language. Later disclosure does not indicate that the fee is applied only when the Segment Value for a Segment Option is positive. Additionally, if the fee is assessed daily, please explain how it is calculated.

Frank A. Buda, Attorney-Advisor October 10, 2018 Page 4

Response: The definition of Segment Fee has been clarified to state that the fee will not be deducted if it would reduce the Segment Value below zero. In addition, we have revised the description of the Segment Fee to provide further information on how it is assessed.

The Segment Fee is calculated daily at 0.95% of the Segment Fee Base. Because the Segment Fee Base is not reduced for the prior payment of Segment Fees, it could be positive even when the Segment Value is zero. In this event, the Company will not deduct any additional Segment Fee from the Index-Linked Segment Option.

15.

In the definition of Segment Value, please clarify whether you intended to say that Interest Credits are applied to the Segment Value daily. Also, please avoid using the same term (i.e., Interest Credits) to refer to adjustments to Interim Value and returns applied at a Segment End Date.

Response: The definition of “Segment Value” has been revised to clarify that Segment Credits are applied to Fixed Segment Options daily and are applied to Index-Linked Segment Options only on the Segment End Date. The term “Segment Credit” is used only to refer to amounts applied daily to Fixed Segment Options based on the Annual Interest Rate and to amounts applied to Index-Linked Segment Options on the Segment End Date based on the performance of the Reference Index, subject to the applicable Cap, Participation Rate and Floor Rate or Buffer Rate.

At a Glance Product Summary

16.

Please provide additional explanation in the summary section on the operation of the Cap Rate and the Participation Rate and how the two rates affect the amount of the Interest Credit applied to a Segment Option.

Response: The summary section of the prospectus has been revised to provide further explanation how the Cap Rate and Participation Rate are used to calculate Segment Credits when the Index Change is positive.

17.	Segment Options

a.	Please revise the explanation of a Floor Segment Option in plain English to more clearly explain the operation of a Floor Rate.

Response: Disclosure has been revised as requested. In addition, the summary section provides an example that illustrates how the Floor Rate operates.

b.

The explanation of Buffer Segment Options contains the following sentence: “Theoretically, for a 10% Buffer Rate, the change in the Reference Index may result in negative Interest Credit as high as 90% of the Segment Value.” Please revise that sentence in plain English to more clearly explain the operation of a Buffer Segment.

Response: Disclosure has been revised as requested. In addition, the summary section provides an example that illustrates how the Buffer Rate operates.

c.	Please clearly disclose that, after the first six Contract Years, the only renewal options will be for one year Segment Term Periods for all Floor and Buffer Options.

Response: A statement that only One-Year Segment Options will be available for renewal after the first six Contract Years has been added.

Frank A. Buda, Attorney-Advisor October 10, 2018 Page 5

d.

Please disclose that no Interest Adjustment or Equity Adjustment will be made and that no Segment Fee or Withdrawal Charge will be applied if cancellation occurs due to the exercise of the bailout provision.

Response: A statement that no Withdrawal Charge, Interest Adjustment or Equity Adjustment will apply if the bailout provision is exercised has been added to the relevant portion of the summary section.

e.

Please add that, at the start of a new Segment Term Period, the Cap Rate and Participation Rate may be significantly lower than the Bailout Rate since the Minimum Cap Rate is 2% and the Minimum Participation Rate is 100%.

Response: The requested statement has been added to the portion of the summary section describing the Declaration of Rates. In addition, similar statements have been added to the portions of the prospectus describing the fundamentals of a Buffer Segment Option, the fundamentals of a Floor Segment Option and the fundamentals of a Fixed Segment Option.

f.

In the discussion of Transfers, the prospectus states, “If you choose not to allocate your Segment Value to any available Segment Options, you may surrender the Contract for the Cash Surrender Value.” Please clarify whether the entire Contract must be surrendered. Please disclose how long a Contract owner has to exercise this surrender option and the applicable adjustments and charges at the time of such surrender.

Response: The prospectus already states that (full) surrender of the Contract for Cash Surrender Value is the option available to Contract owners who do not wish to allocate their Segment Value to any available Segment Option. As requested, statements clarifying that Contract owners may surrender the Contract on any date and that such surrender would be subject to any applicable Withdrawal Charge, Interest Adjustment and Equity Adjustment have been added.

g.

Please clarify the operation of the Options Automatic Rebalancing and disclose whether a contract owner can only participate in that program in lieu of the ability to make transfers, as discussed in the previous paragraph.

Response: Because the Company has decided to remove the Optional Automatic Rebalancing feature from the Contract, all disclosure related to the feature has been deleted.

18.	Accessing Your Contract Value.

a.

Please add, at the end of the third sentence of the second paragraph, the following language: “including Withdrawals made on a Segment End Date.” Please explain why Withdrawals made on a Segment End Date are subject to an Interest Adjustment. This means that a Contract owner must wait six years before taking any Withdrawals without being subject to an Interest Adjustment. Does this adjustment reduce the Interest Credit applied at the Segment End Date? Please provide an example demonstrating this adjustment at a Segment End Date. Please also disclose this risk in the risk disclosure section and on the cover page.

Response: Disclosure has been revised as requested to clarify that the Interest Adjustment applies to all Withdrawals taken during the first six Contract Years, including Withdrawals taken on a Segment End Date. In addition, statements that the Interest Adjustment applies to all Withdrawals taken during the first six Contract Years have been added to the Cover Page, the “Risk of Loss” portion of

Frank A. Buda, Attorney-Advisor October 10, 2018 Page 6

the Contract Risk Factors and the portions of the summary section and Contract value section of the prospectus describing access to Contract value. Finally, Example 13, which illustrates the impact of the Interest Adjustment on Withdrawals taken on a Segment End Date has been added to Appendix A.

As explained in response to Comment 12, the Interest Adjustment operates similarly to a market value adjustment (MVA) on a fixed annuity. The Company invests in fixed income assets with an approximate maturity of six years to support its obligations under the Contract. The Interest Adjustment aligns proceeds payable on Withdrawals from and surrenders of the Contract with the current market value of the types of fixed income assets the Company must sell to fund Withdrawals taken during the first six Contract Years.

b.

Please clarify this disclosure to state that, due to the Equity Adjustment, Interest Adjustment, and other fees or charges, a Contract owner could incur a substantial loss even if the amount of the Index Change as of the date of the Withdrawal is positive. Please also clarify that the Contract owner could suffer losses that are greater than the protection offered by the Buffer and/or Floor, as applicable, if true. Please note that the risks associated with a Withdrawal on a date other than a Segment End Date—including the risks associated with the Interest Adjustment and Equity Adjustment—should be disclosed prominently on the cover page and in the risk disclosure section.

Response: Disclosure clarifying these risks has been added to the Cover Page, the “Risk of Loss” portion of the Contract Risk Factors and to the “Access to your Contract Value” portion of the Contract Values section of the prospectus.

Contract Fees and Charges

19.

Segment Fees. The second sentence of the first paragraph states that the Company deducts a Segment Fee daily from each Segment Option “while the Segment Value for that Segment Option is positive.” Please supplementally explain the meaning of the quoted language and revise the disclosure to clarify how this fee is applied.

Response: The Segment Fee portion of the Contract Fees and Charges section has been revised to clarify that the Segment Fee will not be deducted if it would reduce the Segment Value below zero and to explain how the fee is calculated.

20.

Withdrawal Charges. The first full paragraph on page 12 states, “During the Accumulation Phase, you may receive a Free Withdrawal amount each year.” This disclosure appears to imply that the Company has discretion as to whether a Contract owner will receive a Free Withdrawal amount each year. Please clarify whether Contract owners are entitled to a certain Free Withdrawal amount each year during the Accumulation Phase.

Response: Disclosure has been revised to state that Contract owners are entitled to a Free Withdrawal amount each year.

Contract Risk Factors

21.	Risk of Loss.

a.	The first sentence refers to “related earnings.” Please revise the disclosure to clarify that “related earnings” means any previously-applied Interest Credits from earlier Segment Term Periods.

Response: Disclosure has been revised as requested.

Frank A. Buda, Attorney-Advisor October 10, 2018 Page 7

b.	Please provide additional details about how the risk of loss differs in a Floor Segment and a Buffer Segment.

Response: The prospectus has been revised to clarify the operation of Floor Rates and Buffer Rates during a period when the Reference Index experiences a steep decline and how the risks of loss would differ.

c.

Please disclose that, because the Index Change represents only the difference between the Index Price on the Segment Start Date and the Index Price on the Segment End Date, the credits applied could be substantially less or different than the overall performance of the Reference Index during the Segment Term Period.

Response: The prospectus has been revised to explain that the Index Change or Aggregate Index Change used to determine Segment Credits for the Index-Linked Segment Options reflects only the difference in the value of the Reference Index on the Segment Start Date and the Segment End Date. Consequently, Segment Credits will differ from and could be significantly lower than the performance of the Reference Index at intermediate points during the Segment Term.

d.

Please disclose that, because of Equity Adjustments, Interest Adjustments, and other fees or charges imposed on amounts that are withdrawn, Withdrawals can result in a loss of principal and previously-applied Interest Credits even if the Index Change has been positive.

Response: Disclosure on the Cover Page, the “Risk of Loss” portion of the Contract Risk Factors section and the “Access to Contract Value” portion of the Contract Values section has been revised to state that the Equity Adjustment may be negative even when the Index Change is positive, that the Interest Adjustment, which applies to all Withdrawals in the first six Contract Years will be negative if interest rates increase, and that the Withdrawal Charge will further reduce proceeds on Withdrawals and surrenders during the first six Contract Years.

e.

Please disclose that ongoing Segment Fees could cause the Contract Value to be less than the sum of the amount invested and previously-applied Interest Credits earned during earlier Segment Term Periods, even if the Index Change has been positive.

Response: Disclosure has been revised on the Cover Page and the “Risk of Loss” portion of the Contract Risk Factors section to state that the ongoing deduction of Segment Fees from the Index-Linked Segment Options will reduce Segment Value.

22.	Liquidity Risk.

a.

The disclosure currently states, “Any withdrawals during the first six Contract Years in excess of the Free Withdrawal amount will be subject to a Withdrawal Charge, Interest Adjustment, and Equity Adjustment.” Please revise the sentence to clarify, consistent with other disclosure in the prospectus: 1) Free Withdrawal amounts are subject to an Interest Adjustment during the first six Contract Years, if true; and 2) the Interest Adjustment applies even on Segment End Dates during the first six Contract Years, but an Equity Adjustment does not.

Response: The disclosure has been revised as requested.

Frank A. Buda, Attorney-Advisor October 10, 2018 Page 8

b.

Please clarify in the second paragraph that Interim Value does not change Contract Value on days other than the Segment End Date unless the Contract owner chooses to make a Withdrawal, or on dates on which the Segment Fee is withdrawn, if true.

Response: Disclosure has been revised to clarify that the Interim Value adjustments apply only when the Contract owner takes a Withdrawal. This means that neither adjustment will change Contract Value unless the Contract owner takes a Withdrawal or surrenders the Contract. As explained in the Contract Fees and Charges section of the prospectus, the deduction of the Segment Fee is not treated as a Withdrawal. Consequently, the Segment Fee is not subject to Interim Value adjustments.

23.

Risks Associated with the Indices. Please clarify that that the Index-Linked Segment Options do not directly participate in the returns of the Indices’ underlying securities and do not receive any dividends payable on these securities. Please also disclose that Index Change would be higher if it included the dividends from the underlying securities.

Response: Disclosure has been revised as requested.

24.

Our Financial Strength and Claims-Paying Ability. Please add disclosure describing the Separate Account and stating that Contract owners do not own, or participate directly in the investment performance of, the assets in the Separate Account. Please also clarify what insulation the Separate Account structure provides, if any, from the claims of other general creditors of the Company and how it differs from the General Account. Please disclose that the Separate Account is not registered under the Investment Company Act of l940.

Response: Disclosure has been revised to include in the above-referenced Contract Risk Factors section the requested information about the Separate Account and how it differs from the General Account.

About the Indices

25.	S&P 500® Price Return Index. Please either explain or delete the reference to the Dow Jones US Real Estate Index.

Response: The reference has been deleted.

26.

MSCI EAFE Price Return Index. The disclosure currently states that the index “consists of the following 21 developed country indices . . .” However, the list that follows the quoted disclosure is a list of countries, not indices. Please revise or explain.

Response: Disclosure has been revised to state that “the index consists of securities from the following 21 countries…”

27.	Discontinuation or Substantial Change to an Index

a.

The right to discontinue the use of a Reference Index discussed in the first paragraph should be the same as that discussed in the risk section. Please revise this disclosure so that it is consistent in both locations.

Response: Disclosure has been revised as requested.

Frank A. Buda, Attorney-Advisor October 10, 2018 Page 9

b.

Please revise the language in the fourth sentence of the first paragraph to clearly state that the credit will be calculated based on the change to the discontinued Reference Index from the applicable Segment Start Date to the date the Reference Index is discontinued (i.e., that from the date of the substitution to the Segment End Date, the Index Change will be calculated using the substituted Reference Index; and that on the Segment End Date, the Company will add together the Index Change for both the discontinued Reference Index and the substituted Reference Index, each for the relevant period, to apply Credits to a Contract owners Segment Value).

Response: Disclosure has been revised as requested.

c.

Please disclose what the Company will do if a similar Reference Index can be found (e.g. if a similar Reference Index can be found, the Company will not substitute the Reference Index until after the end of the Segment Term Period).

Response: If a replacement Reference Index is found, the Reference Index may be substituted before the Segment End Date. Disclosure has been revised to clarify that the Cap Rate, Participation Rate and the Floor Rate or Buffer Rate established on the Segment Start Date will apply to the sum of the Index Change of the original and substituted Reference Indices and that the resulting Segment Credit will be applied to the Segment Value on the Segment End Date.

d.	Please clarify whether any of the applicable Floor Rates, Buffer Rates, Segment Term Periods, or Segment Fees may change if the Company substitutes a Reference Index.

Response: Disclosure has been revised to clarify that all applicable rates, including the Cap Rate, Participation Rate, Floor Rate or Buffer Rate, Segment Fee and Index Allocation percentages, will not change due to a substitution of a Reference Index during a Segment Term Period.

e.	Please revise the language in the second full paragraph so that the circumstances in which the Company may substitute a Reference Index are consistent with earlier disclosure.

Response: Disclosure has been revised as requested.

f.

Please clarify disclosure in the final paragraph of this section regarding the options available to a Contract owner if they are dissatisfied with the available Reference Index following a discontinued or substituted Reference Index. For example, may a Contract owner transfer from one Index-Linked Segment to another in the middle of the Segment if the Reference Index is discontinued or substituted in the middle of the Segment? If so, what charges or adjustments apply? Is a Contract owner’s only option a withdrawal or surrender?

Response: The prospectus has been revised to clarify that if a Reference Index is discontinued or substituted, the Contract owner will not be able to make a Transfer from the affected Segment Option to another available Segment Option until the Segment End Date and that a Withdrawal from or a surrender of the Contract will be subject to any applicable Interest Adjustment, Equity Adjustment and Withdrawal Charge.

Frank A. Buda, Attorney-Advisor October 10, 2018 Page 10

Purchasing the Contract

28.	Please revise the last sentence of the third paragraph to state when Withdrawals are subject to the Equity Adjustment and Interest Adjustment.

Response: Disclosure has been revised to state that the Interest Adjustment will apply to any Withdrawal taken during the first six Contract Years and that the Equity Adjustment will apply to any Withdrawal taken from an Index-Linked Segment Option on a day other than the Segment End Date.

29.

Allocation of Purchase Payment. The fourth sentence of the first paragraph states, “After the Contract Date, you may change your Segment Allocation Percentages by providing use Notice.” Please provide additional explanation about how this works, as other disclosure states Transfers can be made only on a Segment End Date and no additional payments can be made under the Contract.

Response: Disclosure has been revised to clarify that Contract owners may change their Segment Allocation Percentages by making a Transfer of Segment Value to another Segment Option on any Segment End Date.

30.	Right to Cancel. Please disclose whether an Interest Adjustment, Equity Adjustment, or any other fee or charge will apply upon cancellation under the Right to Cancel.

Response: Disclosure has been revised to clarify that no Withdrawal Charge, Interest Adjustment or Equity Adjustment will apply if the Contract owner exercises the Right to Cancel the Contract.

The Segment Options

31.	Fundamentals of a Buffer Segment Option.

a.

The disclosure currently contains the following sentence: “Theoretically, for a 10% Buffer Rate, the change in the Reference Index may result in negative Interest Credit as high as 90% of the Segment Value.” Please revise that sentence in plain English to more clearly explain the risk of a Buffer Segment.

Response: The disclosure has been revised as requested.

b.

Assuming that the Participation Rate may be greater than 100%, please provide at least one example, both in this section and in the section on Floor Rate Options, in which the Participation Rate is greater than 100%.

Response: Example 3 in the Fundamentals of a Buffer Segment Option and Example 6 in the Fundamentals of a Floor Segment Option now illustrate the impact of a Participation Rate that is above 100%.

32.	Fundamentals of a Fixed Segment Option, Example 6.

a.	Please explain why the example shows the Segment Value halfway through the Segment Term Period. Please add a bullet to Example 6 to show the calculation of the Segment Value at the Segment End Date.

Response: (Renumbered) Example 7 is designed to illustrate that Segment Credits are applied daily to the Segment Value of the Fixed Segment Options. A bullet showing the calculation of the Segment Value at the Segment End Date has been added to the example as requested.

Frank A. Buda, Attorney-Advisor October 10, 2018 Page 11

b.	Please provide an additional example either here or in Appendix A showing the calculation of Interim Value if a Contract owner makes a Withdrawal prior to the Segment End Date.

Response: Example 12 has been added to Appendix A showing the calculation of Interim Value on a Withdrawal taken from a Fixed Segment Option prior to the Segment End Date.

33.	Participation Rate.

a.

Please provide additional information about the application of the Participation Rate and how it relates to the Cap Rate. For example, the prospectus states that the Participation Rate is a percentage that is multiplied by a positive Index Change “subject to the Cap Rate.” Please explain what “subject to the Cap Rate” means in this context. Can the Interest Credit applied to a Contract owner’s Segment Value ever exceed the Cap Rate?

Response: Disclosure has been revised to clarify that the Participation Rate applies only to a positive Index Change and that the application of the Participation Rate may cause the Segment Credit to exceed the Cap Rate.

b.	Please add disclosure to clarify that the Participation Rate is only used in calculating the Cap, not the Floor or the Buffer.

Response: Disclosure has been revised to state explicitly that the Participation Rate will never be applied to a negative Index Change, which is subject to a Floor Rate or Buffer Rate.

c.	In the final paragraph, please add disclosure clarifying that the new Participation Rate will never be lower than the Minimum Participation Rate.

Response: Disclosure has been revised to add the requested statement.

34.	Annual Interest Rate. Please add disclosure in the second paragraph clarifying that the new Annual Interest Rate will never be less than the Minimum Annual Interest Rate.

Response: Disclosure has been revised as requested.

Transfers on Segment End Dates

35.

Transfers Between Segment Options by Request. The disclosure states, “Cap Rates, Participation Rates, Annual Interest Rates applicable to a new Segment Term Period may not match the Cap Rates, Participation Rates, and Annual Interest Rates for newly issued policies.” Please revise this to state that these rates at renewal may be different from those offered by the Company to new investors.

Response: Disclosure has been revised as requested.

Contract Values

36.

Segment Interim Value. Please clarify, in the final paragraph on page 33 and elsewhere as appropriate, that the Interest Adjustment applies to all Withdrawals during the first six Contract Years, including any withdrawal made on a Segment End Date.

Frank A. Buda, Attorney-Advisor October 10, 2018 Page 12

Response: Disclosure on the Cover Page, the Risk of Loss portion of the Contract Risk Factors section and the Segment Interim Value portion of the Contract Values section has been revised to state clearly that the Interest Adjustment will apply to all Withdrawals taken during the first six Contract Years.

37.

Access to your Contract Value. Please disclose whether it may be more beneficial for a Contract owner to take Withdrawals from a Floor Segment or a Buffer Segment, as well as whether it may be beneficial to withdraw from a Segment with a longer or shorter duration. Additionally, since Withdrawals may be subject to tax consequences, please disclose here that Contract owners should consult with a tax or financial advisor before making a Withdrawal and determining which Segment Option(s) to use for the Withdrawal.

Response: Disclosure has been revised to explain that the Equity Adjustment is subject to many variables that cannot be known in advance and that the Contract owner should consult with his or her financial adviser before taking a Withdrawal. Also, the statement that Withdrawals and surrenders may have tax consequences and that the Contract owner should consult with his or her tax adviser has been added as requested.

38.	Confinement Waiver/Terminal Illness Waiver.

a.	Please clarify whether the Confinement Waiver and the Terminal Illness Waiver are applicable to full surrender, partial surrender, or both.

Response: Disclosure has been revised to clarify that the Confinement Waiver and the Terminal Illness Waiver apply both to Withdrawals from and the full surrender of the Contract.

b.

The disclosure states that neither “Convalescent Care Facility” nor “Hospital” means “a facility, or any part of a facility, used primarily for rest care, training or education . . .” Please provide additional clarification on what facilities are excluded.

Response: As requested, disclosure has been revised to clarify the types of facilities that are not included in the definition of a “Convalescent Care Facility” or a “Hospital.”

Annuity Phase

39.	Settlement Options.

a.	Please clarify what happens if the Annuitant(s) dies before the first payment in Option 1 or Option 4.

Response: Disclosure has been revised to explain that if the Annuitant or Last Surviving Annuitant, as relevant, dies shortly after the Annuity Date, total annuity payments may be less than the amount invested in the Contract.

b.	Option 3 uses the capitalized term “Installment Refund Period” a number of times. Please provide a definition for this term in the glossary.

Response: The term “Installment Refund Period” is used only in the description of the Installment Refund Life Annuity Option where the definition appears. Because the term is used in a limited portion of the prospectus, it has not been included as a defined term in the Glossary.

Frank A. Buda, Attorney-Advisor October 10, 2018 Page 13

Other Information

40.

Distribution. The disclosure currently states that the amount of commissions paid to dealers “is not expected to be more than 8% of the Purchase Payment.” Please state the highest commission provided for in the selling agreements. See Item 8 of Form S-1 and Item 508(h) of Regulation S-K.

Response: Disclosure has been revised to state that the maximum commission paid to selling firms will be 7%.

41.	Please disclose the underwriter’s compensation. See Item 8 of Form S-1 and Item 508(e) of Regulation S-K.

Response: Athene Securities will not itself sell the Contracts on a retail basis. Rather it will enter into selling agreements with unaffiliated broker-dealer firms (the “selling broker-dealers”). As Contracts are sold, the Company will pay commissions to Athene Securities, which will re-allow the commissions to the selling broker-dealers. Athene Securities will not retain any part of the commission. The prospectus has been revised to explain more clearly how commissions will pass from the Company through Athene Securities and ultimately be paid to the selling broker-dealer.

Appendix A

42.

Please provide back-up for the mathematical calculations that demonstrate how the values in the examples of Segment Interim Value are derived by providing, for example, an Excel or comparable spreadsheet.

Response: The Company has provided the requested calculations to the Staff under separate cover.

43.	The table in Appendix A refers to a “Surrender Charge.” Please either define this new term in the glossary or revise to use the defined term “Withdrawal Charge.”

Response: Disclosure has been revised to use the defined term.

44.

Please provide additional examples to show the effect of the interest rates and index values moving in opposite directions (e.g., Interest rates decreased 50bps, Index value increased 25%; and interest rates increased 50bps and index value decreased 10%).

Response: Examples showing interest rates and index values moving in opposite directions have been added to Appendix A as requested.

Part II

45.	Exhibits and Financial Statement Schedules. Please file the actual Underwriting Agreement rather than a “form of” the agreement.

Response: The Exhibit list in Part II has been revised to indicate that the Underwriting Agreement will be filed as an Exhibit.

* * * * * * * * * * * * * * *

In addition to revisions made in response to Staff comments, the Amendment makes the following changes to the initial registration statement:

Frank A. Buda, Attorney-Advisor October 10, 2018 Page 14

•	The annuity payment determination will be based on the Interim Value rather than the Contract Value, which is consistent with similar contracts available on the market;

•	The Optional Automatic Rebalancing Feature has been removed from the Contract;

•	The Minimum Annual Interest Rate has been changed to 1.00% from .25% and will appear in the Contract owner’s Contract Schedule;

•	The definition of Business Day has been changed to end at 4pm ET rather than 4pm CT and to clarify that it excludes only those federal holidays when the markets are not open; and

•	Disclosure has been modified to reflect that new Segment Term Periods will begin on the 8th and 22nd of each month rather than the 10th and 25th.

We believe that the revisions to the registration statement described above adequately respond to your comments. If you have any questions regarding this letter or the enclosed Amendment, please contact me at 202-383-0817.

Thank you for your efforts in reviewing and commenting on this filing.

Sincerely,

/s/ Lorna J. MacLeod

Lorna J. MacLeod

Eversheds Sutherland (US) LLP

LJM/sb

cc:	Stephen E. Roth

Blaine Doerrfeld